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t/i 3/6/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dawson James Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1 North Federal Highway, Suite 500___
                         (No. and Street)

___Boca Raton___   ___FL___   ___33432___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Kevin S. Kurtz___   ___(561) 208-2907___
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Spicer Jeffries___
                    (Name – if individual, state last, first, middle name)

___5251 S. Quebec St. #200___   ___Greenwood Village___   ___CO___   ___80111___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Kevin S. Kurtz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Dawson James Securities, Inc._____ . , as of _____December 31_____, 20 14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _*Kevin A. Kurtz*_____
                                                    Signature

                                   ___Chief Financial Officer___
                                                    Title

_____ 2/25/15 " Known Personally "
      Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☐ THOMAS W. HANDS
MY COMMISSION # EE 137804
EXPIRES: November 18, 2015
Bonded Thru Notary Public Underwriters

☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAWSON JAMES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

DAWSON JAMES SECURITIES, INC.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dawson James Securities, Inc.

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015



DAWSON JAMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	506,519
Due from clearing brokers		1,098,926
Securities owned, at fair value (Note 6)		340,397
Due from affiliates (Note 3)		890,437
Other receivables, net of allowance for doubtful accounts of $120,226		205,594
Prepaid expenses		126,172
Furniture and equipment at cost, net of accumulated depreciation of $221,232		132,108
Other assets		738,527
	$	**4,038,680**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	384,358
Commissions and salaries payable		646,578
Deferred income		119,817
Due to affiliate (Note 3)		9,403
Total liabilities		1,160,156

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

SHAREHOLDER'S EQUITY

Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding	1
15% Series A Cumulative Preferred Stock; .001 par value; 7 shares issued and outstanding. Stated value $50,000 per share	311,772
Additional paid-in capital	3,443,054
Deficit	(876,303)
Total shareholder's equity	2,878,524
	$ **4,038,680**

DAWSON JAMES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 30, 2002 as a Florida Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals mainly in equity securities. The Company is owned 100% by its parent.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially all common stock) are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

Securities Inventory

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
            POLICIES (continued)

Securities Inventory (continued)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Inventory (continued)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

Income Taxes

The Company files a consolidated federal tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to seven years.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist exclusively of money market instruments at the clearing brokers.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $724,757 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.99 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under operating leases. The lease term for office space is one to five years with monthly payments ranging from approximately $2,000 to $19,000. The deferred rent liability resulting from the free monthly rentals is being amortized over the applicable lease term. At December 31, 2014 the deferred rent liability was approximately $77,000. Monthly lease payments for equipment are less than $1,500 per month. Lease expense for office space and equipment was approximately $608,000 for the year ended December 31, 2014.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

The following is a schedule by years of minimum future rentals on non-cancelable leases as of December 31, 2014.

Year	Operating Lease
2015	$ 538,242
2016	372,595
2017	384,518
2018	317,381
2019	83,806
	$ 1,696,542

In July 2013 the Company entered into an agreement with Ark to provide a revolving line of credit up to $500,000 bearing interest at a rate of 6% per annum. As of December 31, 2014, Ark has an outstanding balance against this line of credit of $485,000. The principal balance plus all accrued and unpaid interest was due to be paid in full by the borrower on July 31, 2014. The full amounts due, including interest, remains outstanding at December 31, 2014.

The Company had made advances to affiliates of $405,437 and as of December 31, 2014 had $9,403 due to an affiliate. These advances are non-interest bearing and are due on demand.

NOTE 4 - INCOME TAXES

The Company has approximately $770,000 of remaining net operating losses expiring through 2033, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $451,000 in deferred tax benefit relating to these net operating loss carry forwards and other timing differences, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

The valuation allowance decreased approximately $300,000 for the year ending December 31, 2014.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of the securities changes subsequent to December 31, 2014.

The Company has deposits with and receivables from its clearing brokers. If the clearing brokers should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $250,000. At December 31, 2014, the Company had $256,319 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, due from affiliates, other receivables, other assets, prepaid expenses, accounts payable and accrued expenses, commissions and salaries payable, due to affiliate, and deferred income, are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned by the company are valued as described in Note 1.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Securities owne	$ 340,397	$ -	$ -	$ 340,397

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2014.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2013	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2014	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2013
Assets:							
Securities	$ 30,103	$ -	$ -	$ -	$ (30,103)	$ -	$ (30,103)

Valuation technique and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2014 are as follows:

Level 3 Fair Value Measurements:	Fair Value at December 31, 2014	Valuation Technique	Unobservable Inputs
Assets:			
Securities	$ -	Third party pricing service	n/a

11

NOTE 7 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Dawson James Securities, Inc.

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Dawson James Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

DAWSON JAMES SECURITIES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2014

General Assessment per Form SIPC-7	$	39,252
Less payment made with Form SIPC-6		(25,105)
Amount paid with Form SIPC-7	**$**	**14,147**